FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Oceanic Sirius New-Build to

Acquire 3D BroadSeis Survey on Avaldsnes Field

PARIS, France – October 27 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that the first project for its recently launched Oceanic Sirius X-BOW® seismic vessel will be a 3D BroadSeis™ survey on the Avaldsnes field, potentially estimated to be the third largest oil discovery in Norway, on behalf of Lundin Petroleum.

The Oceanic Sirius joined the CGGVeritas fleet on 3rd October and is now starting acquisition of the 3D BroadSeis survey for Lundin. As one of the most advanced, high-capacity seismic vessels worldwide, the Oceanic Sirius is designed for superior acquisition data quality combined with the highest environmental standards and the minimum operational downtime. Her operational efficiency is expected to match if not exceed the outstanding seismic performance already shown by her sister ship, the Oceanic Vega.

BroadSeis, the new CGGVeritas broadband marine solution, was selected to improve the resolution and imaging of the field. The vessel will acquire BroadSeis data with Sercel Sentinel® solid streamers equipped with the Sercel Nautilus® streamer control device. DoveTailTM, a proprietary CGGVeritas acquisition and processing solution designed to achieve more regular sampling and to reduce infill, will also be deployed on this project.

Hans Christen Rønnevik, Exploration Manager of Lundin said “An essential part of the Lundin exploration philosophy is to continuously learn and seek new understanding through new technology. Broadband technology represents a step-change in marine seismic acquisition. Based on very encouraging results from a 2D BroadSeis R&D test over the Luno Discovery that we conducted early this year, Lundin as an operator of the PL501 license, has chosen to proceed with 3D BroadSeis acquisition over the Avaldsnes Discovery.”

Jean-Georges Malcor, CGGVeritas CEO, said: “The Oceanic Sirius acquiring BroadSeis data represents the best marine seismic that the industry can offer today, and the Avaldsnes field is a significant North Sea discovery which holds tremendous promise for the oil industry in Norway. We are very pleased to provide these highest-end capabilities to Lundin for this noteworthy project.”

X-BOW is a registered trademark of Ulstein. Nautilus and Sentinel are registered trademarks of Sercel.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUSES CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-150384) AND CGG VERITAS’ REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-177040) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

October 27th, 2011	By/s/Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary